SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

Commission File Number 1-14858

                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)

                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F ___   Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ___  No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure:  Press Release dated November 5, 2002.

This Form 6-K shall be deemed  incorporated  by  reference  in the  Registrant's
Registration  Statement  on  Form  S-8,  Reg.  Nos.  333-13350,   333-66044  and
333-74932.

         PRESS RELEASE                                 FOR IMMEDIATE PUBLICATION



            Air Liquide America L.P. selects CGI for IT outsourcing agreement


         Houston,  Texas,  November 5, 2002 - CGI Group Inc. (CGI) (TSX:  GIB.A;
         NYSE: GIB;) today announced the signing of a ten-year information technology (IT) outsourcing contract valued at US$116 million (CDN$181 million) with Air Liquide America L.P.

         CGI will assume responsibility for the day-to-day operations of Air Liquide's North American IT functions including data center operations, help desk, desktop management, distributed computing, telecommunications operations as well as applications support and development. As part of the contract, some 88 professionals will be joining CGI.

         Joe Saliba, president, U.S. and business process services of CGI added:
         "This win reinforces the acceptance and confidence our U.S. clients have in our approach, tools, methodologies and overall project management. The way in which we deliver is very important - something that sets us apart from the rest and something we have branded `the CGI way'. Moving forward, we are excited about this partnership and are committed to delivering real value for Air Liquide."

         About CGI
         Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ 14,600 professionals. CGI's annualized revenue run-rate totals CDN$2.3 billion (US$1.5 billion). CGI's order backlog currently totals CDN$10.4 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB). They are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com

         Forward-Looking Statements
         All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

         These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words "believe", "estimate", "expect", "intend", "anticipate", "foresee", "plan", and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

                                      -30-


         For more information:

         CGI:
         Investor relations
         Julie Creed
         Vice-president, investor relations
         (312) 201-4803

         Ronald White
         Director, investor relations
         (514) 841-3230

         Media relations
         Eileen Murphy
         Director, media relations
         (514) 841-3430

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CGI GROUP INC.
                                             (Registrant)


Date: November 5, 2002
                                         By /s/ Paule Dore
                                             Name:  Paule Dore
                                             Title: Executive Vice-President
                                                    and Chief Corporate Officer
                                                    and Secretary